FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* MCDONALD, HUGH T.	2. Issuer Name and Ticker or Trading Symbol ENTERGY CORPORATION (ETR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) "Officer" Pursuant to Section 16 Rules
(Last) (First) (Middle) 639 Loyola Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/28/03
(Street) New Orleans, LA 70113		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Entergy Corporation Common Stock	02/28/03		P		4,700	A	45.46		D
Entergy Corporation Common Stock	02/28/03		P		4,700	A	45.63		D
Entergy Corporation Common Stock	02/28/03		F(1)		9,199	D	45.50		D
Entergy Corporation Common Stock	02/28/03		M		9,199	A	23.00		D
Entergy Corporation Common Stock	02/28/03		S		4,700	D	45.43		D
Entergy Corporation Common Stock	02/28/03		S		4,700	D	45.40	0	D
Entergy Corporation Common Stock	02/28/03							4,123	I	Savings Plan Balance 12/31/02
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	23.00	02/28/03		M			18,067	07/27/00	01/27/10	ETR Common	18,067		0	D
Phantom Units	1 for 1	02/28/03		M		8,868		Note 1	Note 1	ETR Common	8,868		15,657	D
Employee Stock Option (right to buy)	45.50	02/28/03		A		9,199 (1)		02/28/03	01/27/10	ETR Common	9,199		9,199	D

Explanation of Responses:

(1) The filing individual engaged in a "Stock for Stock" exercise of 18,067 options. The exercise price, tax withholding and commission price were paid by surrendering 9,199 shares to the Company, which the filing individual purchased on the open market on February 28, 2003 (a total purchase of 9,400 shares was made on February 28, 2003). Following the exercise, the filing individual received 9,199 shares plus his gain (8,868 shares), the value of which 8,868 shares was deferred into phantom Entergy units held in a brokerage account. The deferral is until the earlier of January 3, 2005 or retirement from the Company. The reporting person did not realize profit in connection with purchases and sales as reported in this Form 4 and in the previous Form 4's filed during past six months. Additional information concerning "Stock for Stock" exercises can be found in a Form 8-K filed by the Company on May 1, 2002.

By: /s/ Christopher T. Screen for Hugh T. McDonald **Signature of Reporting Person	03/03/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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